                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    55269B105
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 22, 2002
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55269B105                 13D


(1) NAME OF REPORTING PERSON Consolidated Press International Holdings Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)

                                                                         (b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS                                                       OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION            Commonwealth of the Bahamas

Number of Shares              (7)      SOLE VOTING POWER                 None
Beneficially Owned by Each
Reporting Person With         (8)      SHARED VOTING POWER          6,299,396

                              (9)      SOLE DISPOSITIVE POWER            None

                              (10)     SHARED DISPOSITIVE POWER     6,299,396

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                               6,299,396


(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
     SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  55.2%

(14) TYPE OF REPORTING PERSON                                          HC, CO

CUSIP No. 55269B105                13D


(1) NAME OF REPORTING PERSON      C.P. International Investments Limited

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)
                                                                          (b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS                                                       OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [  ]
    PURSUANT TO ITEMS 2(D) OR 2(E)

(6) CITIZENSHIP OR PLACE OF ORGANIZATION     Commonwealth of the Bahamas

Number of Shares              (7)      SOLE VOTING POWER                 None
Beneficially Owned by Each
Reporting Person With         (8)      SHARED VOTING POWER          6,299,396

                              (9)      SOLE DISPOSITIVE POWER            None

                             (10)      SHARED DISPOSITIVE POWER    6,299,396

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                              6,299,396

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
     CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                55.2%

(14) TYPE OF REPORTING PERSON                                             CO

CUSIP No. 55269B105                    13D

                         Amendment No. 3 to Schedule 13D


                  This Amendment No. 3 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001 and by Amendment No. 2, dated August 28, 2001 (the "Schedule 13D"). Items 3, 5 and 7 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 is supplemented by adding the following:

                  On September 30, 2001, the Company issued an additional 50,000 warrants to CTW Funding, LLC (the "LLC") in connection with the extension of the funding termination date to December 31, 2001 under the Second Amendment to Credit Agreement, dated as of June 30, 2001 (the "Second Amendment to Credit Agreement"). The warrants are exercisable immediately, expire on October 31, 2005 and give the LLC the right to purchase up to 50,000 shares of the Company's Common Stock at $0.01 per share.

                  On February 22, 2002, CPII purchased 400,000 shares of the Company's Series A Senior Cumulative Participating Convertible Preferred Stock (the "Series A preferred stock") at a price of $5.00 per share. Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A preferred stock has a cumulative dividend, payable semi-annually. Until February 15, 2004, dividends are payable in cash and/or additional shares of Series A preferred stock, at the Company's option, at the rate of 10.0% per annum. Thereafter, dividends will be payable only in cash, at a rate of 10.0% per annum. The dividend rate increases to 15.0% per annum in the event of a qualified public offering, a change of control (each as defined) or the sale of all or substantially all of the assets of the Company. In the event dividends are not declared or paid, the dividends will accumulate on a compounded basis. The Series A preferred stock has a liquidation preference equal to the sum of the stated value of the Series A preferred stock ($2,000,000 in the aggregate) plus all accrued and unpaid dividends thereon and a participation payment equal to shares of common stock at the conversion price and/or such other consideration that would be payable to holders of the Series A preferred stock if their shares had been converted into shares of the Company's common stock immediately prior to the liquidation event.

CUSIP No. 55269B105                    13D


                  The Series A preferred stock ranks senior to the common stock and any other junior securities with respect to the payment of dividends and liquidating distributions. The Company is prohibited from issuing any capital stock that ranks senior to the Series A preferred stock without the consent of the holders of a majority of the outstanding shares of Series A preferred stock.

                  Upon the occurrence of a qualified public offering, a change in control, or a sale of the Company (each as defined), the Company may, by decision of the then independent members of the Board of Directors, redeem the outstanding Series A preferred stock held by CPII in whole but not in part at an aggregate redemption price equal to the $2,000,000 liquidation preference plus the participation payment.

                  The holders of the Series A preferred stock will be entitled to vote on as converted basis with the holders of the common stock as a single class and will have the right to vote as a class on certain specified matters. In the event that the Company fails to pay dividends for either two consecutive semi-annual periods or any four semi-annual periods, the Purchasers are entitled to designate two directors to serve on the Company's Board of Directors for as long as at least 10% of the shares of the Series A preferred stock remain outstanding. The holders of the Series A preferred stock also have been granted registration rights in respect of the common stock underlying the Series A preferred stock.

                  CPII funded its purchase of shares of Series A preferred stock from its working capital.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is amended in its entirety to read as follows:

         (a) Pursuant to Rule 13d-3 of the Exchange Act, each of CPII and CPIHL may be deemed the beneficial owners of 6,299,396 shares of Common Stock, including 2,049,396 shares of Common Stock directly owned by CPII, the newly issued 50,000 warrants held by the LLC, 200,000 previously issued warrants (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share) and 4,000,000 shares of Common Stock issuable on conversion of the Series A preferred stock. Assuming exercise by the LLC of the 250,000 warrants for 250,000 shares of the Company's Common Stock and conversion of the Series A preferred stock into 4,000,000 shares of the Company's Common Stock, the aggregate holdings of CPII, CPIHL and the LLC constitute approximately 55.2% of the Company's outstanding shares of Common Stock (computed on the basis of 7,161,131 shares of Common Stock currently outstanding, as reported in the Company's Form 10Q, filed with the Securities and Exchange Commission on November 13, 2001).

CUSIP No. 55269B105                    13D


         (b) CPII and CPIHL each share voting and dispositive power with respect to the 2,049,396 shares of Common Stock and the 400,000 shares of Series A preferred stock directly owned by CPII. Additionally, CPII and CPIHL share voting and dispositive power with respect to the 250,000 warrants held by the LLC with the other members of the LLC.

         (c) On September 30, 2001 in return for the extension of the funding termination date under the secured credit facility, the Company issued to the LLC 50,000 warrants to acquire 50,000 shares of the Company's Common Stock. See
Item 3 above.

         (d) On February 22, 2002, CPII purchased 400,000 shares of the Company's Series A preferred stock. See Item 3 above.

         (e)  Not applicable.

Item 7.         Materials to be Filed as Exhibits.

Exhibit 7 Certificate of Designation relating to the Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.


Exhibit 8 Specimen of Share Certificate of Series A Senior Cumulative Participating Convertible Preferred Stock, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 9 Purchase Agreement, dated as of February 15, 2002, between MCM Capital Group, Inc. and the several Purchasers listed on Schedule A thereto, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 10       Registration Rights Agreement, dated as of February 15, 2002, between MCM Capital Group, Inc. and the several Purchasers listed on Schedule A thereto, incorporated by reference to
                Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

Exhibit 11       Letter Agreement dated February 21, 2002 among ING (U.S.)
                Capital LLC, MCM Capital Group, Inc., and the purchasers of Series A Senior Cumulative Participating Convertible Preferred Stock , incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 25, 2002.

CUSIP No. 55269B105                13D


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  February 26, 2002

                         Consolidated Press International Holdings Limited



                         By   /s/ Guy Bottomley
                              ---------------------------------
                              Name:   Guy Bottomley
                              Title:  Alternate Director



                         C.P. International Investments Limited



                         By   /s/ David Barnett
                              ---------------------------------
                              Name:   David Barnett
                              Title:  Director